Exhibit 99.1

Canaan Inc. Provides Updates on Its Bitcoin Mining Operations

SINGAPORE, August 18, 2023 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company” or “We”), a leading high-performance computing solutions provider, today announced that the challenges set forth below may adversely impact the Company’s bitcoin generation and revenue from its mining activities, primarily due to reduced uptime, beginning in the third quarter of 2023.

Kazakhstan Regulatory Changes

To ensure legal compliance, the Company decided to temporarily shut down approximately 2.0 Exahash/s of its mining computing power in Kazakhstan since July 2023, subsequently to the Rules for Licensing of Digital Mining Activities (the “Rules”) became effective in Kazakhstan.

The Rules were released by The Ministry of Digital Development, Innovations and Aerospace Industry of the Republic of Kazakhstan to implement Law No. 193-VII on Digital Assets in the Republic of Kazakhstan (the “Law”), which came into effect in April and set a legal framework for governing the mining of cryptocurrency within the country. Under the Law and Rules, persons engaged in the mining of cryptocurrencies must first obtain a specialized license.

With a hope to resume mining operations upon receipt of approval, the Company has been working actively to obtain a Type II license for mining hardware owners since early July. However, it must wait for one of its local partners to obtain its Type I license for mining infrastructure possessors before the Company can complete its license application. This local partner has applied for a license but its application remains pending. The Company now anticipates a continued suspension of its mining operations in Kazakhstan into the third quarter of 2023, resulting in an expected reduction in bitcoin generation. The computing power shutdown consists of approximately 50% of the Company’s total installed computing power in Central Asia and North America, which totaled 4.0 Exahash/s at the end of the first quarter of 2023.

The Company has been monitoring potential policy changes and their impact in Kazakhstan as early as 2021. As mentioned in the Company’s third quarter of 2021 earnings call, the Company was hopeful that Kazakhstan’s then-forthcoming regulations on cryptocurrency mining would bring about a period of sustainable cryptocurrency development in the country. At the same time, to better manage its geographic exposure, the Company has been building out its global mining operations outside Kazakhstan.

The Company and its local mining partners are actively pursuing the necessary licenses. While the Company remains optimistic about being able to obtain such licenses and continue its Kazakhstan mining operations in the future, as of now, it has yet to receive said license. We are also exploring avenues to sustain our collaboration with local miners by adjusting our present cooperation arrangements to align with both the Law and the Rules.

Dispute Relating to Joint Mining Activities in the U.S.

On August 3, 2023, Canaan U.S. Inc., an operating subsidiary of the Company (“Canaan US”), participated in a mediation with a partner that provides hosting and management services for cryptocurrency mining machines, after the partner breached the parties’ Joint Mining Agreement (the “Agreement”) at a U.S.-based mining farm. Per the Agreement, mediation was mandatory before the parties can proceed to arbitration. Canaan US seeks to recover for, among other things: (i) the partner’s failure to install 13,000 of Canaan US’s cryptocurrency mining machines, of which we have also discovered that a small number were returned damaged; (ii) the partner’s failure to refund Canaan US’s $1.25 million deposit; (iii) the partner’s failure to cause the continued operation of another 13,000 cryptocurrency mining machines that were installed, which have yet to be returned; (iv) the partner’s failure to pay Canaan US a substantial amount of the Bitcoin profits; (v) the partner, in violation of the agreement, attempted to impose substantial off-contractual operating fees on Canaan US; and (vi) the partner’s failure to cause the selection of a mining pool provider satisfactory to Canaan US and to seek Canaan US’s consent as to the selection of the mining pool provider. Because no settlement was reached at the mediation, Canaan US intends to file an arbitration demand and proceed to arbitrate the parties’ dispute.

The challenges outlined above are anticipated to substantially affect the Company’s operational mining computing power starting in the third quarter of 2023. We recognize that operating in a dynamic market environment comes with its share of uncertainties. Navigating the complex landscape of varied legal frameworks across countries, coupled with unpredictability stemming from collaborating with partners in an evolving market, underscores the inherent operational challenges we aim to address. Such risks are indeed at the forefront of our operational strategy, which we are actively working to improve so that we may proactively solve and manage these challenges.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan's vision is “super computing is what we do, social enrichment is why we do it.” Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, under the leadership of Mr. Nangeng Zhang, founder and CEO, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in Bitcoin's history under the brand name, Avalon. In 2018, Canaan released the world’s first RISC-V architecture commercial edge AI chip. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Investor Relations Contact:

Canaan Inc.

Ms. Xi Zhang

Email: IR@canaan-creative.com

ICR, LLC.

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com